Darin Smith Lead Director and Associate General Counsel
(319) 573-2676

1290 Avenue of the Americas

New York, NY 10104

LAW DEPARTMENT

June 5, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	AXA Equitable Life Insurance Company
Request for Withdrawal of Initial Registration Statement on Form N-4

Pursuant to Rule 477 (File Nos. 333-217825; 811-01705)

Accession No. 0001193125-17-165347

Commissioners:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, AXA Equitable Life Insurance Company and Separate Account A of AXA Equitable Life Insurance Company (the “Registrant”), hereby request the withdrawal of the Registrant’s initial registration statement on Form N-4, File No. 333-217825 filed on May 10, 2017 (the “Registration Statement”).

Pursuant to discussions with the SEC staff, the Registration Statement is being withdrawn with the expectation that an initial registration statement for the Contracts will be refiled in the near future. No securities have been sold in connection with this Registration Statement.

Please contact Darin Smith at (319) 573-2676 with any questions.

Sincerely,

/s/ Darin Smith
Darin Smith